UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2019

Golar LNG Partners LP
(Translation of registrant’s name into English)

2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2018 RESULTS

Highlights

•	Exclusive of its interest in FLNG Hilli Episeyo, Golar LNG Partners LP (“Golar Partners” or “the Partnership”) generated operating income of $31.8 million for the fourth quarter of 2018.

•	After accounting for $27.5 million of non-cash interest rate swap losses, the Partnership reported a net loss attributable to unit holders of $19.0 million for the fourth quarter.

•	Generated distributable cash flow[1] of $34.4 million for the fourth quarter resulting in a distribution coverage ratio[1] of 1.20.

•	Completed dry-dock and modifications of FSRU Golar Freeze and repositioned vessel to new contract location in Jamaica.

•	Achieved 100% utilization of carrier Golar Mazo.

•	Methane Princess completed dry-dock and recommenced its charter to Shell.

Subsequent Events

•	Charterers of FSRU Golar Igloo exercised option to extend charter for 1-year.

•	Charterers of the LNG carrier Golar Grand exercised option to extend charter by 1-year.

•	Declared a distribution for the fourth quarter of $0.4042 per unit.

Financial Results Overview
Golar Partners reports a net loss attributable to unit holders of $19.0 million and operating income (which excludes its share of Hilli Episeyo which is accounted for under the equity method) of $31.8 million for the fourth quarter of 2018 (“the fourth quarter” or “4Q”), as compared to net income attributable to unit holders of $49.0 million and operating income of $62.0 million for the third quarter of 2018 (“the third quarter” or “3Q”) and net income attributable to unit holders of $25.4 million and operating income of $40.5 million for 4Q 2017.

Consolidated GAAP Financial Information
(USD '000)	Q4 2018	Q3 2018	Q4 2017
Total Operating Revenue	80,003	108,232	90,113
Vessel Operating Expenses	(15,869)	(16,372)	(15,384)
Voyage and Commission Expenses	(3,981)	(2,312)	(2,220)
Administrative Expenses	(4,669)	(2,944)	(5,456)
Operating Income	31,843	62,011	40,497
(Losses)/Gains on Derivative Instruments	(26,168)	11,338	9,930
Net (Loss)/Income attributable to Golar LNG Partners LP Owners	(18,969)	48,964	25,355

Non-GAAP Financial Information[1]
(USD '000)	Q4 2018	Q3 2018	Q4 2017
Interest Income	1,257	1,622	3,079
Interest Expense	(29,670)	(27,465)	(18,446)

Adjusted Net Debt	1,578,191	1,579,441	1,069,228

1 Refer to 'Appendix A - Non-GAAP financial measures'.
2 Refer to 'Appendix B - Segment Information'

Segment Information[2]
	Q4 2018				Q3 2018				Q4 2017
(in thousands)	FSRU**	LNG Carrier**	FLNG*	Total	FSRU**	LNG Carrier**	FLNG*	Total	FSRU**	LNG Carrier**	Total
Total Operating Revenues	62,519	17,484	26,018	106,021	96,836	11,396	23,736	131,968	64,137	25,976	90,113
Voyage and Commission Expenses	(3,240)	(741)	221	(3,760)	(1,146)	(1,166)	(655)	(2,967)	(1,692)	(528)	(2,220)
Vessel Operating Expenses	(9,981)	(5,888)	(4,785)	(20,654)	(10,317)	(6,055)	(5,049)	(21,421)	(10,627)	(4,757)	(15,384)
Administrative Expenses	(2,905)	(1,764)	(243)	(4,912)	(1,810)	(1,134)	(1,063)	(4,007)	(3,548)	(1,908)	(5,456)
EBITDA	46,393	9,091	21,211	76,695	83,563	3,041	16,969	103,573	48,270	18,783	67,053
* Relates to the attributable earnings of our investment in Hilli LLC had we consolidated its 50% of the Hilli common units.
** Administrative expenses are allocated to the FRSU and LNG carrier segment based on the number of vessels.

Total operating revenues including the Partnership's effective share of operating revenues from FLNG Hilli Episeyo decreased from $132.0 million in 3Q to $106.0 million in 4Q. Of the $26.0 million decrease, $35.6 million is related to a reduction in revenues recognized in respect of a prior contract for the Golar Freeze. Although October 2018 - April 2019 revenues in respect of this contract were recognized in 3Q, cash payments will continue to be received through to April 2019. Mitigating the reduction in recognized revenue for Golar Freeze was an additional $5.2 million earned by the Golar Mazo which was on hire throughout the quarter, a further $2.3 million in respect of the Partnership's interest in FLNG Hilli Episeyo which was owned for a full quarter, and $1.2 million additional revenue in respect of the Methane Princess which spent a smaller portion of the quarter completing a dry-dock that commenced in 3Q.
Of the $0.8 million increase in 4Q voyage and commission expenses, $1.5 million is attributable to bunkers consumed whilst positioning the Golar Freeze from dry-dock to her new contract location in Jamaica. This was offset by $0.9 million of savings in fuel consumption as a result of improvements in the operational efficiency of Hilli Episeyo.
Savings across each of the Partnership's three business segments resulted in 4Q vessel operating expenses decreasing $0.8 million to $20.7 million whilst finalization of annual management fees was a key driver behind a $0.9 million increase in 4Q Administrative expenses to $4.9 million.
Interest income at $1.3 million in 4Q is $0.4 million lower than 3Q, as interest income on the $177.2 million prepayment in respect of Hilli Episeyo ceased to be receivable after closing of the acquisition on July 12. Inclusive of the Partnership's share of interest expense relating to Hilli Episeyo, interest expense increased $2.2 million to $29.7 million in 4Q. Interest on $50 million drawn against a revolving credit facility during the quarter together with an additional 12 days interest on the Partnership's share of Hilli Episeyo debt account for the increase.
Non-cash interest rate swap losses following a decrease in 2-5 year interest swap rates contributed to a $27.5 million 4Q loss on derivative instruments, compared to a 3Q gain of $10.4 million.
As a result of the foregoing, 4Q distributable cash flow1 increased $5.1 million to $34.4 million compared to $29.3 million in 3Q. As anticipated the distribution coverage ratio1 increased, from 1.02 in 3Q to 1.20 in 4Q.
Commercial Review
Lessons learned from gas shortages and last minute buying at the end of 2017 meant that China entered the winter buying market earlier in 2018. Milder than expected temperatures subsequently resulted in a slower than anticipated inventory drawdown with high or full North Eastern terminals delaying a number of vessel discharges and requiring that others slow steam. The resultant increase in congestion together with a steady stream of new cargoes quickly absorbed all available ships, driving LNG carrier rates to all-time high levels in November. Drawdown of LNG as a result of cooling December temperatures then allowed vessels to discharge and speed up, adding some slack to the tight shipping availability. Despite record December LNG imports into Northeast Asia, falling Brent prices, strong European gas prices and milder weather prevented the arbitrage window from opening. The shipping balance lengthened and both rates and utilization subsequently declined as a result. Rates have continued to soften into 1Q 2019 when around half of the 2019 newbuild vessels are scheduled to deliver.

1 Refer to 'Appendix A - Non-GAAP financial measures'.
2 Refer to 'Appendix B - Segment Information'

The Partnership's forward view of the market remains bullish despite current volatility. Vessel deliveries are expected to slow by approximately 20% from record levels of around 49 in 2018 to around 39 in 2019. Of the 2019 deliveries, most are scheduled to deliver in the first half of the year and only 5 are uncontracted. At the same time, new liquefaction capacity ramps up at close to its fastest pace in history with approximately 35mtpa of new LNG scheduled to come on line in 2019 versus 30mtpa in 2018. Most of this new liquefaction will originate from the US, close to doubling their current nameplate export capacity and further increasing ton-miles. Around 35 vessels and a further 20mtpa of new, predominantly US-source, LNG is scheduled to deliver in 2020. Leading brokers are forecasting a 10+ vessel shortfall at the end of 2019, increasing to more than 20 at the end of 2020.

Both Golar Maria and Golar Mazo reported 100% utilization for 4Q. Golar Maria's 10-month charter will expire in early 3Q 2019. The Golar Mazo completed its most recent charter in mid-February. Although the carrier market is expected to tighten and strengthen significantly over the course of 2019-2020, periods of volatility and seasonality can be expected to persist. Despite this the backdrop remains positive for all vessel classes and a number of interesting opportunities that require modern steam vessels have emerged. These include potential sales, FSU, FSRU conversions and multi-vessel long-term carrier requirements.

The FSRU Golar Freeze arrived offshore Jamaica on December 11. Hire at the full rate under the vessel's 15-year charter is expected to commence early in 2Q and generate annual contracted revenues less forecasted operating costs of between $18 and $22 million.

Kuwait National Petroleum Company ("KNPC"), charterers of the FSRU Golar Igloo, extended the 2018 regas season to include December and subsequently elected to exercise their option to extend the charter by a further year, covering the 2019 regas season. After its scheduled five-year dry-dock, the vessel returned to Kuwait in late February to commence its 6th regas season. Annual EBITDA from this contract is expected to be in line with the prior year.

Charterers of the Golar Grand, cognizant of the strong underlying shipping market, have also exercised the first of their one-year extension options. The option rate between May 2019 and May 2020 will represent a material improvement on the initial 2-year rate.

Operational Review
Two of the Partnership's vessels completed scheduled dry-dockings during 4Q. On October 20, modifications and works to allow the FSRU Golar Freeze to remain in service for up to 15 years in Jamaica without dry-dock were completed. The vessel then slow steamed to Jamaica, arriving on December 11. Hire payments from the vessel's former charterer continued to be received throughout the quarter. Dry-dock of the LNG carrier Methane Princess, initiated in 3Q, was also completed during October. After allowing for gas up/cool down, 20 days off-hire was recorded in 4Q.

Having recognized all remaining hire during 3Q in respect of Golar Freeze's former contract, the vessel was treated as being off-hire for the purposes of calculating 4Q utilization. Taking this and the dry-dock of Methane Princess into account, utilization of 86% was recorded for 4Q. This compares to 74% in 3Q.

Financing and Liquidity
As of December 31, 2018, Golar Partners had cash and cash equivalents of $96.6 million.  The Partnership also has a $25.0 million undrawn credit facility. Including the Partnership's $455.3 million share of debt in respect of FLNG Hilli Episeyo, total Adjusted Net Debt1 as at December 31, 2018 was $1,578.2 million. 4Q 2018 EBITDA1, including $21.2 million in respect of FLNG Hilli Episeyo, amounts to $76.7 million. Based on the above Adjusted Net Debt1 amount and annualized1 4Q 2018 EBITDA1, Golar Partners’ Adjusted Net Debt1 to EBITDA1 ratio was 5.1. As of December 31, 2018, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,783 million (including swaps with a notional value of $400.0 million in connection with the Partnership’s bonds and $455.3 million in respect of Hilli Episeyo) representing approximately 104% of total debt and capital lease obligations, including assumed debt in respect of Hilli Episeyo, net of long-term restricted cash.
The average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo is approximately 2.2% with an average remaining period to maturity of approximately 4.6 years as of December 31, 2018.
Inclusive of Hilli Episeyo related debt, outstanding bank debt as of December 31, 2018 was $1,338.4 million, which had average margins, in addition to LIBOR, of approximately 2.19%. The Partnership also has a 2020 maturing $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275% and a 2021 maturing $250 million Norwegian USD bond with a swapped all-in rate of 8.194%. The 2020 maturing $150.0 million Norwegian USD bond, which currently trades close to par represents the Partnership's next scheduled debt maturity.

1 Refer to 'Appendix A - Non-GAAP financial measures'.
2 Refer to 'Appendix B - Segment Information'

Corporate and Other Matters

During the quarter, Golar Partners repurchased and subsequently cancelled 395,094 units at a cost of $4.5 million under its $50 million unit repurchase program. As of December 31, 2018, there were 70,891,755 common and general partner units outstanding in the Partnership. Of these, 22,662,977, including 1,436,391 general partner units, were owned by Golar, representing a 32% interest in the Partnership.

On January 31, 2019, Golar Partners declared an unchanged distribution for the fourth quarter of $0.4042 per unit. This distribution was paid on February 14, 2019 to common and general partner unitholders of record on February 11, 2019. The distribution was paid on total units of 70,891,755.

A cash distribution of $0.546875 per Series A preferred unit for the period covering 15 November through to 14 February was also declared. This was paid on February 15, 2019 to all Series A preferred unitholders of record on February 12, 2019.

Total outstanding options as at December 31, 2018 were 99,000.

Outlook
Distribution coverage for 1Q 2019 will be negatively impacted by the scheduled two months seasonal downtime of FSRU Golar Igloo, some idle time in respect of Golar Mazo and normalized fuel consumption costs in respect of the FLNG Hilli Episeyo.

FSRU Golar Igloo's strong operating performance, having maintained 100% uptime for the duration of its initial 5-year contract, will have reflected positively on Golar Partners and likely contributed to KNPC's decision to exercise their option to extend the contract to the end of 2019. This contract extension is now commencing. The Partnership looks forward to maintaining this positive relationship and to participating in tenders for future short-term contract extensions in Kuwait.

The new distribution level is based on conservative assumptions for vessels without long-term contracts and the balance sheet remains strong. Opportunities to grow the distribution without acquisition exist in the event that new employment is secured for the FSRU Golar Spirit or if long-term shipping rates outperform the Partnership's modest assumptions.

The underlying LNG market growth story remains robust with annual demand growth of close to 10%, driven mainly by consumers wish for cheaper and cleaner energy. A significant portion of this demand is expected to be satisfied through the substitution of oil and coal by gas. This demand case is generating additional commercial enquiries to Golar LNG, which in turn can be expected to translate into more long-term contracts that create a solid line of investment prospects for the Partnership. However, even with a balanced capital structure the Partnership will continue to depend on a stronger equity currency for future acquisitions to be accretive.

1 Refer to 'Appendix A - Non-GAAP financial measures'.
2 Refer to 'Appendix B - Segment Information'

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements concerning future events and Golar Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	our continued ability to enter into long-term time charters, including our ability to re-charter FSRUs and carriers following the termination or expiration of their time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	our ability to maintain cash distributions and the amount of any such distributions;

•
market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNG) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;

•
the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) and Golar LNG Limited (“Golar”) to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	our ability to realize the expected benefits from the Jamaica FSRU Project;

•	our ability to consummate the potential acquisition of additional common units in Golar Hilli LLC, the disponent owner of the Hilli Episeyo, or the FSRU Golar Nanook;

•	our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions:

•	the future share of earnings relating to the Hilli Episeyo, which is accounted for under the equity method;

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in commodity prices;

•	the liquidity and creditworthiness of our charterers;

•	changes in our operating expenses, including dry-docking and insurance costs and bunker prices;

•	our future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our and Golar's ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage the relationships and reputation of Golar and Golar Power Limited (or Golar Power) in the LNG industry;

•	our ability to purchase vessels from Golar and Golar Power in the future;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	challenges by authorities to the tax benefits we previously obtained;

•	estimated future maintenance and replacement capital expenditures;

•	our and Golar's ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	our business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

February 27, 2019
Golar LNG Partners L.P.
Hamilton, Bermuda
Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo - Chief Executive and Chief Financial Officer
Stuart Buchanan - Head of Investor Relations

Golar LNG Partners LP
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2018	2018	2018	2017	2017
	Oct-Dec	Jul-Sep	Jan-Dec	Oct-Dec	Jan-Dec
(in thousands)	Unaudited	Unaudited	Unaudited	Unaudited	Audited

Time charter revenues	$80,003	$108,232	$346,650	$87,598	$415,679
Time charter revenues from related parties (1)	—	—	—	2,515	17,423
Total operating revenues	80,003	108,232	346,650	90,113	433,102
Vessel operating expenses	(15,869)	(16,372)	(65,247)	(15,384)	(68,278)
Voyage and commission expenses	(3,981)	(2,312)	(11,222)	(2,220)	(9,695)
Administrative expenses	(4,669)	(2,944)	(14,809)	(5,456)	(15,209)
Depreciation and amortization	(23,641)	(24,593)	(98,812)	(26,556)	(103,810)
Total operating expenses	(48,160)	(46,221)	(190,090)	(49,616)	(196,992)

Operating income	31,843	62,011	156,560	40,497	236,110

Other non-operating income	213	—	449	—	922

Financial income / (expenses)
Interest income	991	1,177	8,950	3,079	7,804
Interest expense	(20,971)	(20,062)	(80,650)	(18,446)	(75,425)
(Losses)/gains on derivative instruments (2)	(26,168)	11,338	8,106	9,930	7,796
Other financial items, net (2)	523	(545)	(592)	(850)	(15,363)
Net financial expenses	(45,625)	(8,092)	(64,186)	(6,287)	(75,188)

(Loss)/income before tax, earnings of affiliate and non-controlling interests	(13,569)	53,919	92,823	34,210	161,844
Tax	(4,527)	(4,512)	(17,465)	(4,475)	(16,996)
Equity in net income/(losses) of affiliate (3)	1,261	(71)	1,190	—	—

Net (loss)/income	(16,835)	49,336	76,548	29,735	144,848
Net (loss) attributable to non-controlling interests	(2,134)	(372)	(3,358)	(4,380)	(15,568)
Net (loss)/income attributable to Golar LNG Partners LP Owners	$(18,969)	$48,964	$73,190	$25,355	$129,280

Weighted average units outstanding (in thousands of units):
General partner units	1,436	1,436	1,435	1,417	1,403
Preference units	5,520	5,520	5,520	4,080	1,028
Common units(4)	69,829	69,947	69,944	69,431	68,671
(1) Revenues from related parties relates to the charter of the Golar Grand to Golar which ended on November 1, 2017.
(2) With effect from the three months ended September 30, 2018, we presented a new line item, "(Losses)/gains on derivative instruments", which relates to the movement of our derivative instruments. Previously, these items were presented within "Other financial items, net" on the face of the statements of operations along with our general finance costs. This presentation change has been retrospectively adjusted in prior periods.
(3) Equity in net income/(losses) of affiliate relates to our share of the earnings of our investment in 50% of the common units in our affiliate Golar Hilli LLC, net of basis difference amortization.
(4) In December 2018, the Board authorized an increase to the common unit repurchase program announced in March 2018, from $25 million to $50 million. As of December 31, 2018, 930,866 common units were repurchased.

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

	At December 31,	December 31,
	2018	2017
(in thousands)	Unaudited	Audited

ASSETS
Current
Cash and cash equivalents	$96,648	$246,954
Restricted cash and short-term deposits	31,330	27,306
Other current assets	34,520	26,105
Amount due from related parties	—	7,625
Inventories	2,031	3,506
Total Current Assets	164,529	311,496
Non-current
Restricted cash	141,114	155,627
Investment in affiliate(1)	206,180	—
Vessels and equipment, net	1,535,757	1,588,923
Vessel under capital lease, net	114,711	105,945
Intangible assets, net	60,369	73,206
Other non-current assets	18,157	14,927
Amount due from related parties	—	177,247
Total Assets	$2,240,817	$2,427,371

LIABILITIES AND EQUITY
Current
Current portion of long-term debt and short-term debt (2)	262,852	118,850
Current portion of obligation under capital lease	1,564	1,276
Amount due to related parties	1,237	—
Other current liabilities	57,855	59,961
Total Current Liabilities	323,508	180,087
Non-current
Long-term debt (2)	1,009,498	1,252,184
Obligation under capital lease	118,119	126,805
Other non-current liabilities	30,175	20,694
Total Liabilities	1,481,300	1,579,770

Equity
Partners' capital	679,615	771,031
Accumulated other comprehensive income	—	26
Non-controlling interests	79,902	76,544

Total Liabilities and Equity	$2,240,817	$2,427,371

(1) On July 12, 2018, we completed the acquisition from Golar and affiliates of Keppel Shipyard Limited and Black and Veatch for 50% of the common units in Golar Hilli LLC, which owns Golar Hilli Corporation, the disponent owner of the floating liquefied natural gas vessel.

(2) As of December 31, 2018, included within short-term debt is $199.2 million which relates to the long-term Golar Eskimo lease financing.  We are required to consolidate the financing entity's (CMBL’s) subsidiary as a Variable Interest Entity (“Eskimo SPV”). As CMBL are currently funding their subsidiary with a short-term loan facility, we are therefore required to classify this debt as short-term even though it relates to a long-term financing.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands )	2018	2018	2018	2017	2017
	Oct-Dec	Jul-Sep	Jan-Dec	Oct-Dec (1)	Jan-Dec(1)
OPERATING ACTIVITIES
Net (loss)/income	$(16,835)	$49,336	$76,548	$29,735	$144,848
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	23,641	24,593	98,812	26,556	103,810
Equity in net (income)/losses of affiliate	(1,262)	71	(1,191)	—	—
Movement in deferred tax liability	402	507	1,728	1,041	7,171
Amortization of deferred charges and debt guarantee	1,180	1,687	7,154	1,391	5,969
Drydocking expenditure	(13,495)	(7,116)	(25,522)	(6,947)	(20,660)
Realized loss on bond repurchase	—	—	—	(246)	6,327
Foreign exchange (gain)/losses	(324)	(263)	(995)	76	3,657
Unit options expense	60	58	234	59	238
Dividends received from affiliates	1,191	—	1,191	—	—
Interest element included in obligation under capital lease, net	(21)	—	(55)	(28)	(44)
Change in market value of derivatives (1)	27,499	(10,423)	(5,921)	(18,813)	(15,894)
Change in assets and liabilities:
Trade accounts receivable	17,001	(29,765)	(9,730)	(9,059)	2,189
Inventories	1,010	969	1,475	(1,366)	458
Other current assets and other non-current assets (1)	917	1,918	3,906	1,111	1,529
Amount due to/(from) related parties	2,464	77	(319)	(10,419)	17,856
Trade accounts payable	(483)	127	(3,610)	77	1,417
Accrued expenses	(2,461)	925	(6,565)	3,672	9,889
Other current liabilities (1)	3,200	(2,794)	26	7,807	1,670
Net cash provided by operating activities	43,684	29,907	137,166	24,647	270,430

INVESTING ACTIVITIES
Additions to vessels and equipment	(4,418)	(1,626)	(10,735)	(160)	(426)
Dividends received from affiliates	755	—	755	—	—
Acquisition of Hilli Common Units from Golar	(9,652)	—	(9,652)	—	(70,000)
Net cash used in investing activities	(13,315)	(1,626)	(19,632)	(160)	(70,426)

FINANCING ACTIVITIES
Proceeds from debt	50,000	—	51,419	—	375,000
Repayments of debt	(21,319)	(21,564)	(155,902)	(23,283)	(228,816)
Repayments of obligation under capital lease	(319)	(315)	(1,286)	(171)	(821)
Advances from/(releases to) related party in relation with lease security deposit	152	153	633	160	(1,498)
Repurchase of high yield bonds and related swaps	—	—	—	(54,009)	(234,197)
Proceeds from issuances of equity, net of issue costs	—	—	13,854	136,266	255,040
Dividends paid to non-controlling interest	—	—	—	—	(7,000)
Common units buy-back and cancellation	(4,503)	—	(13,980)	—	—
Cash distributions paid	(31,834)	(44,180)	(165,250)	(41,689)	(161,060)
Financing costs paid	—	—	(1,699)	—	(5,377)
Net cash (used in)/provided by financing activities	(7,823)	(65,906)	(272,211)	17,274	(8,729)
Effect of exchange rate changes on cash, cash equivalents and restricted cash (2)	(2,273)	(1,392)	(6,118)	1,012	10,487
Net increase/(decrease) in cash, cash equivalents and restricted cash (2)	20,273	(39,017)	(160,795)	42,773	201,762
Cash, cash equivalents and restricted cash at beginning of period (2)	248,819	287,836	429,887	387,114	228,125
Cash, cash equivalents and restricted cash at end of period (2)	$269,092	$248,819	$269,092	$429,887	$429,887

(1)With effect from the quarter ended September 30, 2018, we presented a new line item in the statement of cash flows, "Change in market value of derivatives", which relates to the movement of our derivative instruments. Previously, these items were presented within "Change in assets and liabilities" in the statement of cash flow. This presentation change has been retrospectively adjusted in prior periods.
(2) Following the adoption of the amendments to ASC 230, the statement of cash flows presents the change in the period in total cash, cash equivalents and restricted cash. These amendments have been applied retrospectively for all prior periods presented.

APPENDIX A - NON-GAAP FINANCIAL MEASURES AND DEFINITIONS
Distributable Cash Flow (“DCF”)
Distributable cash flow represents total EBITDA adjusted for the cash components of interest, derivatives, tax and earnings from affiliates. We also include an adjustment for maintenance and replacement expenditures (including dry docking). Maintenance and replacement capital expenditures includes expenditure on dry-docking. This represent the Partnership's capital expenditures required to maintain the long-term operating capacity of the Partnerships' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions to common unitholders, general partners and incentive distribution rights ("IDRs"). Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with U.S. GAAP. The table below reconciles distributable cash flow to net income before non-controlling interests, the most directly comparable U.S. GAAP measure and the computation of coverage ratio.

(in thousands)	Three months ended December 31, 2018	Three months ended September 30, 2018
Total Segment EBITDA	76,695	103,573
Other non-operating income	213	—
Interest income	991	1,177
Interest expense (excluding amortization of deferred charges)	(19,287)	(18,375)
Other cash financial items	1,027	106
Current income tax charge	(4,124)	(4,005)
Deferred income	10,428	(25,190)
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	(15,676)	(15,763)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(2,045)	(1,023)
Unrealized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(10,780)	(8,228)
Distributions relating to preferred units	(3,019)	(3,019)
Distributable cash flow	34,423	29,253
Depreciation and amortization	(23,641)	(24,593)
Unrealized (loss)/gain from interest rate derivatives	(27,499)	7,524
Unrealized gain on IDR reset	—	2,900
Unrealized foreign exchange loss	324	263
Amortization of deferred charges and debt guarantee	(1,181)	(1,687)
Deferred income	(10,428)	25,190
Movement in deferred tax liability	(403)	(507)
Distributions relating to preferred units	3,019	3,019
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	15,676	15,763
Realized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(9,170)	(8,812)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	2,045	1,023
Net income	(16,835)	49,336
Distributions declared:
Common unitholders	28,074	28,234
General partner	581	581
Sub-total	28,655	28,815
Distribution coverage ratio	1.20	1.02
1 The estimated capital expenditure relating to the Partnership's share of equity accounted affiliate was $1.5 million for the three months ended December 31, 2018 and September 30, 2018.

Non-GAAP metrics arising from how management monitor the FLNG business
In 4Q 2018, the Partnership changed the way in which it measures the business and the operating segments of the group. The two key changes were the introduction of “EBITDA” as the operating segment profit measure and reporting of our FLNG segment (our equity investment in Hilli LLC) based on our 50% ownership of the Common Units of Hilli LLC. Although management monitors the operating segments based on EBITDA, a number of our total metrics have also been impacted by our proportionate view of the FLNG segment. Specifically “Total Segment EBITDA”, “Adjusted Net Debt”, “Adjusted Interest Expense” and “Adjusted Interest Income”. These metrics are reconciled below.

Total Segment EBITDA
Total Segment EBITDA is the total EBITDA of our operating segments. This is used as a supplemental financial measure by management and investors to assess the Partnership’s total financial and operating performance. Management believes that it assists management and investors by increasing comparability of its total performance from period to period and against the performance of other companies. Total Segment EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other performance measure presented in accordance with US GAAP. The following table reconciles Total Segment EBITDA to Net Income.

(in thousands)	Three months ended December 31, 2018	Three months ended September 30, 2018	Three months ended December 31, 2017
Net (loss) income	$(16,835)	$49,336	$29,735
Depreciation and amortization	23,641	24,593	26,556
Other non-operating income	(213)	—	—
Interest income	(991)	(1,177)	(3,079)
Interest expense	20,971	20,062	18,446
(Gains)/losses on derivative instruments	26,168	(11,338)	(9,930)
Other financial items, net	(523)	545	850
Income taxes	4,527	4,512	4,475
Equity in net earnings/(losses) of affiliate	(1,261)	71	—
FLNG's EBITDA (see appendix B)	21,211	16,969	—
Total Segment EBITDA	$76,695	$103,573	$67,053

Annualized Segment EBITDA
Annualized Segment EBITDA is Total Segment EBITDA for the quarter multiplied by four. Management believes that this is a useful performance metric as it includes a full year of FLNG EBITDA. Annualized Segment EBITDA is a non-GAAP measure and should not be considered as an alternative to net income or any other performance measure presented in accordance with US GAAP.

Adjusted Net Debt

Adjusted Net Debt includes short and long term third party borrowings (inclusive of our proportionate share of Hilli LLC’s debt) and our obligations under our capital leases offset by cash, cash equivalents and restricted cash.

Adjusted Net Debt is a non-GAAP financial measure used by investors to measure our performance and should not be considered as an alternative to any other indicator of Golar Partners' performance calculated in accordance with U.S. GAAP. The Partnership believes that Adjusted Net Debt assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry. This increased comparability is achieved by providing a comparative measure of debt levels irrespective of the levels of cash that a company maintains. We provide a ratio of Adjusted Net Debt to Annualized Segment EBITDA to enable our investors to understand better our liquidity position and our ability to service our debt obligations.

	At December 31,	At September 30,	At December 31,
(in thousands)	2018	2018	2017
Net Debt	$1,122,941	$1,115,941	$1,069,228
Share of Hilli's sale and leaseback debt	455,250	463,500	—
Adjusted Net Debt	$1,578,191	$1,579,441	$1,069,228

Adjusted Net Debt to Annualized EBITDA	5.1	3.8	4.0

Adjusted Interest Income and Expense

Adjusted interest income relates to interest income income on cash deposits while adjusted interest expenses relates to interest expenses on short and long-term third party borrowings and our obligations under our capital leases. Management also includes our proportionate share of the Hilli's interest income and expenses.

Adjusted interest income and expenses is a non-GAAP financial measure and should not be considered as an alternative to any other indicator of Golar Partners' performance calculated in accordance with U.S. GAAP. The Partnership believes that Adjusted interest income and expenses assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry.

(in thousands)	Three months ended December 31, 2018	Three months ended September 30, 2018	Three months ended December 31, 2017
Interest income	991	1,177	3,079
Share of Hilli's interest income	266	445	—
Adjusted interest income	1,257	1,622	3,079

Interest expense	(20,971)	(20,062)	(18,446)
Share of Hilli's interest expense	(8,699)	(7,403)	—
Adjusted interest expense	(29,670)	(27,465)	(18,446)

Effective revenue backlog: Effective revenue backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term, which includes our pro-rata share of Hilli Episeyo contractual billings which will be recorded as "Equity in net earnings of affiliates".

APPENDIX B - SEGMENT INFORMATION

In the current quarter, the Partnership changed the way in which it measured its Operating Segments. Details of the change will be included in the “Segment Information” note presented as part of our Consolidated Financial Statements. The main driver of the change was the introduction of the FLNG business resulting from our acquisition of 50% of the Common Units of Hilli LLC. This led to a change in the information that management required to manage both the standalone segments and also our overall businesses. The two key impacts of the change are:

•	The profitability of our Operating Segments is now measured based on EBITDA. Previously our Operating Segment profit measure was “Operating Income”; and

•
Our FLNG segment is now measured based on the underlying business activities (for example revenue, vessel operating expenses etc.). In the previous quarter we reported our FLNG segment note based on how our FLNG business appears in our Consolidated Financial Statements, i.e. a single line in the Income Statement “Equity in net income/(losses) of affiliate”. This line item represents our proportionate share of the net profits of the entity, offset by amortisation from the fair value uplift on the day one assets and liabilities. However, management do not view or manage our FLNG business on this basis. For Hilli LLC, the Partnership has an active role in monitoring the ongoing operations of the existing tolling contract, equal approval rights over any future tolling contracts and a key role in the financing decisions taken by Hilli LLC. For these reasons our internal reporting to the Board has been amended to show our proportionate share of the underlying activities of Hilli LLC. Our segment note has also been amended to reflect this information.

The below is an extract of how our Operating Segments will be presented in our “Segment Information” note in our Consolidated Financial Statements. These profit measures are referenced to throughout the Earnings Release:

	Q4 2018
(in thousands)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	62,519	17,484	26,018	106,021	(26,018)	80,003
Voyage and commission expenses	(3,240)	(741)	221	(3,760)	(221)	(3,981)
Vessel operating expenses	(9,981)	(5,888)	(4,785)	(20,654)	4,785	(15,869)
Administrative expenses	(2,905)	(1,764)	(243)	(4,912)	243	(4,669)
EBITDA	46,393	9,091	21,211	76,695	(21,211)	55,484

	Q3 2018
(in thousands)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	96,836	11,396	23,736	131,968	(23,736)	108,232
Voyage and commission expenses	(1,146)	(1,166)	(655)	(2,967)	655	(2,312)
Vessel operating expenses	(10,317)	(6,055)	(5,049)	(21,421)	5,049	(16,372)
Administrative expenses	(1,810)	(1,134)	(1,063)	(4,007)	1,063	(2,944)
EBITDA	83,563	3,041	16,969	103,573	(16,969)	86,604

	Q4 2017
(in thousands)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	64,137	25,976	—	90,113	—	90,113
Voyage and commission expenses	(1,692)	(528)	—	(2,220)	—	(2,220)
Vessel operating expenses	(10,627)	(4,757)	—	(15,384)	—	(15,384)
Administrative expenses	(3,548)	(1,908)	—	(5,456)	—	(5,456)
EBITDA	48,270	18,783	—	67,053	—	67,053
* Relates to the attributable earnings of our investment in Hilli LLC had we consolidated its 50% of the Hilli common units.
** Eliminations reverses the earnings attributable to our investment in Hilli LLC to reflect the consolidated net income included in the consolidated income statement. The earnings attributable to our investment in Hilli LLC is included in the equity in net profit/(losses) of affiliate on the consolidated income statement.